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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: October 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name and Ticker or Trading Symbol
                                                    quiring Statement
                                                    (Month/Day/Year)

     BARBERICH        TIMOTHY             J.                                                 VERSICOR INC. (VERS)
-------------------------------------------------       8/2/00          ------------------------------------------------------------
    (Last)          (First)          (Middle)                           5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------   to Issuer (Check all applicable)       of Original
                                                 3. IRS or Social Se-    X Director           10% Owner          (Month/Day/Year)
                                                    curity Number of   ----               ----
     111 LOCKE DRIVE                                Reporting Person       Officer (give      Other (specify   ---------------------
-------------------------------------------------   (Voluntary)             title below)       below)          7. Individual or
                    (Street)                                           ----               ----                    Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                          ---------------------------             Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
    MARLBORO, MASSACHUSETTS 01752                                                                              ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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COMMON STOCK, PAR VALUE $.001                             6,188                           D
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COMMON STOCK, PAR VALUE $.001                            180,000                          I         BY SEPRACOR INC.(1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.              Page 1 of 2
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                            (Over)
                                                                                                                     SEC 1473 (7-97)
               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                   (Instr. 5)
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EMPLOYEE STOCK OPTION                 (2)    12/9/07      COMMON STOCK,      10,519      $0.40           D
(RIGHT TO BUY)                                           PAR VALUE $.001
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EMPLOYEE STOCK OPTION                 (3)    12/22/07     COMMON STOCK,        169       $0.40           D
(RIGHT TO BUY)                                           PAR VALUE $.001
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SERIES A CONVERTIBLE PREFERRED     IMMED.                 COMMON STOCK,      45,000     1-FOR-1          I     BY SEPRACOR INC.(1)
STOCK(4)                                                 PAR VALUE $.001
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SERIES B CONVERTIBLE PREFERRED                            COMMON STOCK,     1,368,750   1-FOR-1          I     BY SEPRACOR INC.(1)
STOCK(4)                           IMMED.                PAR VALUE $.001
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SERIES C CONVERTIBLE PREFERRED     IMMED.    12/09/02     COMMON STOCK,      76,250      $4.00           I     BY SEPRACOR INC.(1)
STOCK WARRANTS(4)                                        PAR VALUE $.001
(RIGHT TO BUY)
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SERIES F CONVERTIBLE PREFERRED     IMMED.                 COMMON STOCK,     215,393     1-FOR-1          I     BY SEPRACOR INC.(1)
STOCK(4)                                                 PAR VALUE $.001
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Explanation of Responses:

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SECURIIES, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION
THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES FOR PURPOSES OF SECTION 16 OR FOR ANY OTHER PURPOSE.
(2) THE OPTIONS VESTED 25% ON DECEMBER 9, 1998 AND THE REMAINING 75% HAS AND WILL VEST AT 1/36 PER MONTH FOR THE 36 MONTHS
FOLLOWING DECEMBER 9, 1998. AS OF AUGUST 1, 2000, 6,793 OPTIONS ARE EXERCISABLE.
(3) THE OPTIONS VESTED 25% ON DECEMBER 22, 1997 AND THE REMAINING 75% HAS AND WILL VEST AT 1/36 PER MONTH FOR THE 36 MONTHS
FOLLOWING DECEMBER 22, 1997. AS OF AUGUST 1, 2000, 150 OPTIONS ARE EXERCISABLE.
(4) THESE SECURITIES WILL AUTOMATICALLY CONVERT INTO THE SAME NUMBER OF SHARES OF COMMON STOCK OF THE ISSUER ON THE DATE OF
THE CLOSING OF THE INITIAL PUBLIC OFFERING OF THE ISSUER'S SECURITIES.


                                                                            /s/ TIMOTHY BARBERICH                 August 1, 2000
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                                                                       Page 2 of 2
                                                                                                                   SEC 1473 (7-97)
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